Lipella Pharmaceuticals Inc.

7800 Susquehanna St.

Suite 505

Pittsburgh, PA 15208

November 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington D.C. 20549

RE:	Lipella Pharmaceuticals Inc.
File No. 333-275245
Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on November 8, 2023, or as soon thereafter as is practicable.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Jonathan Kaufman
Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Ben Armour, Sullivan & Worcester LLP Aaron M. Schleicher, Sullivan & Worcester LLP